Exhibit 99.2

Reference Data

(1Q of FY2006) - July 31, 2006

DAIICHISANKYO CO., LTD.

http://www.daiichisankyo.co.jp/

1. Summary of Financial Statement

million yen

	FY2005				FY2006
	1Q*	progress (%)	1st half	Full year	1Q	progress (%)	1st half Estimate issued in May	1st half Estimate	Difference from Estimate in May	Full year Estimate issued in May	Full year Estimate
Change			<0.6>	<1.0>	<17.0>		<4.0>	<6.2>		<-6.6>	<-5.5>
Net sales	231,148	51.2%	451,808	925,918	270,549	57.6%	470,000	480,000	10,000	865,000	875,000
Cost of sales	72,511	51.3%	141,296	290,735	73,589	55.2%	133,400	136,800	3,400	234,200	237,600
Cost of sales ratio	31.4%		31.3%	31.4%	27.2%		28.4%	28.5%	—	27.1%	27.2%
Selling, general and administrative expenses	110,986	48.2%	230,166	480,454	136,167	48.4%	281,600	278,200	(3,400)	522,800	519,400
SG&A ratio	48.0%		50.9%	51.9%	50.3%		59.9%	58.0%	—	60.4%	59.4%
Research and development expenses	35,333	48.7%	72,528	158,716	37,933	43.6%	87,000	87,000	0	167,000	167,000
R&D ratio	15.3%		16.1%	17.1%	14.0%		18.5%	18.1%	—	19.3%	19.1%
Change			<8.3>	<9.7>	<27.6>		<-31.5>	<-19.1>		<-30.2>	<-23.7>
Operating income	47,650	59.3%	80,345	154,728	60,792	110.5%	55,000	65,000	10,000	108,000	118,000
/ Net sales	20.6%		17.8%	16.7%	22.5%		11.7%	13.5%	—	12.5%	13.5%
Change			<8.4>	<14.2>	<35.8>		<-27.4>	<-12.9>		<-28.0>	<-20.5>
Ordinary income	49,952	60.4%	82,642	159,714	67,842	113.1%	60,000	72,000	12,000	115,000	127,000
/ Net sales	21.6%		18.3%	17.2%	25.1%		12.8%	15.0%	—	13.3%	14.5%
Change			<1.5>	<2.6>	<51.7>		<-23.2>	<-7.0>		<-46.4>	<-37.3>
Net income	31,642	64.0%	49,450	87,692	48,001	126.3%	38,000	46,000	8,000	47,000	55,000
/ Net sales	13.7%		10.9%	9.5%	17.7%		8.1%	9.6%		5.4%	6.3%

*	The amounts for the first quarter of fiscal 2005 are simple totals of the figures of the Sankyo Group and the Daiichi Pharmaceutical Group.

•	The accounting period of DAIICHI SANKYO INC. (DSI) and Luitpold Pharmaceuticals Inc. (LPI), both of which are overseas subsidiaries of the DAIICHI SANKYO Group, is 15 months from January 2006 to March 2007. This is due to an adjustment made to the accounting period. Therefore, for these two companies, the accounting period for the first quarter is from January to June 2006.

•	For the first half of fiscal 2006, an earnings forecast was made equaling half of the annual sales/profit for non-pharmaceutical operations operating as independent businesses outside of the DAIICHI SANKYO Group.

•	In fiscal 2006, Zepharma Inc., Taiwan Sankyo Ltd. And Shanghai Sankyo Pharmaceuticals Ltd., were made consolidated subsidiaries of DAIICHI SANKYO CO., LTD. In the case of the share acquisition of Zepharma Inc., intangible assets and goodwill be amortized over a period of 10 years.

2. Status in R&D Pipeline (Change from the announcement of May 2006)

Development Stage

Development Code Number	Before Change	After Change	Remarks
DZ-697b	Japan:P-1 preparation	Japan:P-1	anti-platelet agent

CS-866AZ	Japan:P-2	Japan:P-3	antihypertensive drug (olmesartan/azelnidipine combination)

CS-3030	US/EU:P-1 preparation	US/EU:P-1	oral factor Xa inhibitor

CS-1008	US/EU:P-1 preparation	US/EU:P-1	anti-cancer drug(anti-DR5 antibody)

3. Main Prescription drug sales

million yen

	FY2006
	1Q	Change	Progress	1st half Estimate issued in May	Change	1st half Estimate	Change	Full year Estimate issued in May	Change	Full year Estimate
Japan
Cardiovascular
Mevalotin	17,800	-10.5%	51.7%	34,500	-10.4%	33,500	(1,000)	68,200	-9.3%	67,200
Panaldine	7,200	-11.2%	67.9%	10,600	-27.9%	10,600	±0.0	19,700	-30.4%	19,700
Artist	5,200	5.0%	56.5%	9,200	1.1%	9,200	±0.0	18,800	3.3%	18,800
Sunrythm	3,200	-3.5%	57.1%	5,600	-6.7%	5,600	±0.0	11,300	-5.0%	11,300
Acecol	2,200	-12.4%	61.1%	3,600	-25.0%	3,600	±0.0	7,300	-19.8%	7,300
Olmetec	9,800	102.4%	58.6%	16,800	68.0%	19,300	2,500	35,400	38.3%	37,900
Coversyl	1,900	-22.3%	52.8%	3,600	-20.0%	3,600	±0.0	7,100	-15.5%	7,100
Hanp	2,400	10.9%	60.0%	4,000	2.6%	4,000	±0.0	9,200	7.0%	9,200
Calblock	2,100	55.0%	48.8%	4,300	43.3%	4,300	±0.0	9,200	43.8%	9,200
Livalo	1,200	20.7%	48.0%	2,500	25.0%	2,500	±0.0	5,600	36.6%	5,600
Glucose metabolic
Fastic	1,400	-0.1%	50.0%	2,800	3.7%	2,800	±0.0	5,700	7.5%	5,700
Infection
Cravit	11,600	-13.2%	53.0%	21,900	-7.2%	21,900	±0.0	47,600	-5.2%	47,600
Carbenin	1,500	-22.3%	45.5%	3,300	-2.9%	3,300	±0.0	6,400	1.6%	6,400
Banan	1,100	1.6%	52.4%	2,100	5.0%	2,100	±0.0	4,200	-4.5%	4,200
Cancer
Topotecin	1,300	3.2%	49.1%	2,650	6.0%	2,650	±0.0	5,550	15.6%	5,550
Immunological allergic
Zyrtec	2,900	-16.7%	56.3%	5,150	-8.0%	5,150	±0.0	11,250	-10.7%	11,250
Bone/Joint
Loxonin	8,000	6.9%	56.7%	14,100	-1.4%	14,100	±0.0	28,500	-1.7%	28,500
Mobic	2,900	-0.9%	52.7%	5,500	1.9%	5,500	±0.0	11,100	4.7%	11,100
Miltax	1,400	-9.2%	48.3%	2,900	-6.5%	2,900	±0.0	5,500	-8.3%	5,500
Others
Omnipaque	8,400	-12.2%	54.2%	15,500	-13.9%	15,500	±0.0	29,600	-14.7%	29,600
Kremezin	3,100	-7.3%	50.8%	6,100	-7.6%	6,100	±0.0	12,400	-4.6%	12,400
Zantac	1,700	-15.4%	50.0%	3,400	-12.8%	3,400	±0.0	6,600	-10.8%	6,600
Omniscan	1,400	-4.7%	53.8%	2,600	-7.1%	2,600	±0.0	5,100	-5.6%	5,100
Evoxac	300	2.2%	42.9%	700	±0.0%	700	±0.0	1,450	11.5%	1,450

Exports
Pravastatin	6,900	-62.9%	68.1%	10,200	-73.6%	12,000	1,800	19,200	-70.2%	21,000
Levofloxacin	7,600	-6.3%	49.7%	15,300	2.7%	15,300	±0.0	30,300	2.7%	30,300

*Overseas

DSI*
Benicar/Benicar HCT**	35,600	—	70.7%	50,400	121.1%	51,300	900	87,000	73.0%	87,900
(mil $)	(307)	—	70.3%	(438)	103.7%	(446)	(8)	(757)	66.0%	(765)
WelChol**	8,700	—	71.0%	12,300	66.2%	12,300	±0.0	20,700	39.9%	20,700
(mil $)	(75)	—	70.6%	(107)	55.1%	(107)	±0.0	(180)	34.3%	(180)
Floxin Otic	1,700	39.3%	43.0%	4,000	25.4%	4,000	±0.0	7,800	26.5%	7,800
(mil $)	(14)	29.6%	43.7%	(34)	17.2%	(34)	±0.0	(67)	24.1%	(67)
Evoxac	400	15.7%	34.1%	1,300	34.0%	1,300	±0.0	2,700	12.3%	2,700
(mil $)	(3)	7.7%	34.9%	(11)	25.0%	(11)	±0.0	(23)	9.5%	(23)
LPI*
Venofer**	13,700	—	72.4%	19,000	84.5%	20,800	1,800	27,200	20.4%	29,000
(mil $)	(118)	—	71.6%	(166)	71.1%	(181)	(15)	(236)	15.1%	(251)
DSE*
Olmetec	5,200	44.8%	55.1%	9,500	31.9%	9,500	±0.0	20,600	40.1%	20,600
(mil EURO)	(37)	40.9%	53.1%	(70)	32.1%	(70)	±0.0	(152)	42.1%	(152)
Mevalotin	1,500	100.1%	63.8%	2,500	4.2%	2,500	±0.0	5,200	-5.5%	5,200
(mil EURO)	(11)	94.7%	63.0%	(18)	±0.0%	(18)	±0.0	(40)	±0.0%	(40)

*	The accounting period of DAIICHI SANKYO INC. (DSI) and Luitpold Pharmaceuticals Inc. (LPI), both of which are overseas subsidiaries of the DAIICHI SANKYO Group, is 15 months from January 2006 to March 2007. This is due to an adjustment made to the accounting period. Therefore, for these two companies, the accounting period for the first quarter is from January to June 2006. The accounting period of DAIICHI SANKYO EUROPE GmbH (DSE) is from January to March 2006.
**	Sales of Benicar, WelChol and Venofer for 1Q shows 6 months sales.

Reference(from January to March) : Benicar 15,600milion yen ($135mil), WelChol 3,900million yen($33mil), Venofer 6,800million yen($59mil)

***	Sales of Floxin Otic and Evoxac shows 3 months sales.

àExchange rate

1 $ =	115.7	115	115	115
1 EURO=	140.7	135	135	135

4. Consolidated sales of Global Products

million yen

	FY2006
	1Q		Change	Progress	1st half Estimate issued in May	Change	1st half Estimate	Full year Estimate issued in May	Change	Full year Estimate
Olmesartan	51,200		—	65.8%	77,900	89.5%	81,300	145,300	57.3%	148,700	60.9%
Japan : Olmetec	9,800		102.4%	58.6%	16,800	68.0%	19,300	35,400	38.3%	37,900	48.0%
U.S.A: Benicar	35,600	*	—	70.7%	50,400	121.1%	51,300	87,000	73.0%	87,900	74.8%
Europe: Olmetec	5,200		44.8%	55.1%	9,500	31.9%	9,500	20,600	40.1%	20,600	40.1%
Others	600		152.1%	43.9%	1,200	9.1%	1,200	2,300	27.8%	2,300	27.8%

Levofloxin	23,500		-7.9%	51.8%	45,600	-2.1%	45,800	95,900	-1.7%	95,900	-1.7%
Japan : Cravit	11,600		-13.2%	53.3%	21,900	-7.2%	21,900	47,600	-5.2%	47,600	-5.2%
Exports	7,600		-6.3%	50.0%	15,300	2.7%	15,300	30,300	2.7%	30,300	2.7%
Royalty	4,300		6.8%	51.1%	8,400	3.7%	8,400	18,000	0.6%	18,000	0.6%

Pravastatin	25,800		-34.0%	55.0%	47,000	-40.7%	47,900	92,000	-35.8%	92,900	-35.1%
Japan: Mevalotin	17,800		-10.5%	51.7%	34,500	-10.4%	33,500	68,200	-9.3%	67,200	-10.6%
Europe	1,500		100.1%	63.8%	2,500	4.2%	2,500	5,200	-5.5%	5,200	-5.5%
Exports	6,500		-65.1%	64.6%	10,000	-73.9%	11,900	18,600	-70.2%	20,500	-67.2%

*	6 months sales (from Jan. to Jun. 2006).

5. OTC drug sales

million yen

	FY2006
	1Q	Change	Progress	1st half issued in May	Change	Full year issued in May	Change
Total	11,200	—	+45.1%	26,000	176.9%	54,200	94.3%
LuLu series	1,300	19.9%	25.7%	5,100	8.5%	10,200	8.5%
Shin-sankyo Ichoyaku series	700	3.2%	48.7%	1,500	-6.3%	3,000	-9.1%
Karoyan series	600	14.4%	51.2%	1,200	9.1%	2,400	14.3%
Regain series	500	-18.1%	37.2%	1,500	7.1%	2,500	4.6%
Patecs series	600	21.3%	59.5%	1,000	-9.1%	2,300	15.0%
Lamisil AT	800	-14.1%	57.1%	1,400	27.3%	2,500	-3.8%
Gaster 10	1,000	4.7%	48.4%	2,000	—	4,200	—
Precol	300	-3.5%	25.6%	1,000	—	2,500	—
Cakonal	200	20.4%	27.5%	800	—	2,000	—
Makiron	600	-8.2%	49.0%	1,200	—	1,800	—

6. Consolidated Segment information - Business

million yen

	FY2005			FY2006
	1Q	1st half	Full year	1Q
Domestic	112,796	208,266	431,401	117,172
Overseas	70,471	145,253	289,530	110,358
OTC drugs	6,462	14,794	27,900	11,221
Pharmaceuticals	198,498	385,415	784,666	247,567
Other	32,649	66,393	141,251	22,982
Consolidated Sales	231,148	451,808	925,918	270,549
Pharmaceuticals	48,860	77,651	148,114	59,410
Other	484	2,321	6,146	1,267
Consolidated Operating income	47,650	80,345	154,728	60,792

7. Consolidated Segment information - Area

million yen

	FY2005				FY2006
	1Q	%	1st half	Full year	1Q	%
Japan	192,637	83.3%	371,239	752,793	179,214	66.2%
North America	25,093	10.9%	53,741	116,061	71,068	26.3%
Europe	10,705	4.6%	21,345	45,473	16,301	6.0%
Other	2,712	1.2%	5,481	11,589	3,965	1.5%
Consolidated Sales	231,148	100.0%	451,808	925,918	270,549	100.0%
Japan		42,008	69,124	130,249		51,057
North America		5,806	11,916	25,457		23,481
Europe		(55)	(1,924)	(685)		4,773
Other		252	472	863		176
Consolidated Operating income		47,650	80,345	154,728		60,792

•	The accounting period of DAIICHI SANKYO INC. (DSI) and Luitpold Pharmaceuticals Inc. (LPI), both of which are overseas subsidiaries of the DAIICHI SANKYO Group, is 15 months from January 2006 to March 2007. This is due to an adjustment made to the accounting period. Therefore, for these two companies, the accounting period for the first quarter is from January to June 2006.

•	In fiscal 2006, Zepharma Inc., Taiwan Sankyo Ltd. And Shanghai Sankyo Pharmaceuticals Ltd., were made consolidated subsidiaries of DAIICHI SANKYO CO., LTD.

Segment Information (Reference)

million yen

	FY2006
	1Q	1st half Estimate issued in May	1st half Estimate	Full year Estimate issued in May	Full year Estimate
Pharmaceuticals
Domestic (Sankyo, Daiichi Pharmaceuticals non-consolidated)	117,172	202,400	203,900	414,500	416,000
US
Exports	8,868	21,000	22,000	43,800	44,800
DSI*	47,265	69,700	70,600	121,700	122,600
LPI**	23,808	30,600	35,500	46,900	51,800
Europe
Exports	9,589	12,900	14,000	22,900	24,000
DSE***	15,878	25,800	25,800	49,600	49,600
DAIICHI SANKYO HEALTHCARE CO., LTD. ZEPHARMA	11,221	26,000	26,000	54,200	54,200
Other Company(Total)	13,766	25,600	26,200	53,400	54,000
Other	22,982	56,000	56,000	58,000	58,000
Consolidated Sales	270,549	470,000	480,000	865,000	875,000

*	Sales of Sales&Marketing Division. Accounting period is 15-month fiscal year (Jan. 2006 to Mar.2007).
**	Accounting period is 15-month fiscal year (Jan. 2006 to Mar.2007).
***	Sales of Sales & Marketing Division.